Charles S. Kim

T: +1-858-550-6049

ckim@cooley.com

April 19, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Tableau Software, Inc.
Registration Statement on Form S-1
Initially Filed April 2, 2013
File No. 333-187683
Confidentially Submitted February 13, 2013 and March 25, 2013
CIK No. 0001303652

Dear Ms. Jacobs:

On behalf of Tableau Software, Inc. (“Tableau” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 11, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 1 to the Registration Statement (the “Amendment”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version of the Amendment that is marked to show changes to the Registration Statement filed on April 2, 2013, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

U.S. Securities and Exchange Commission

April 19, 2013

Form S-1 Filed April 2, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

1.	Your revised disclosure in response to prior comments 7 and 11 indicate that you have created, as part of your December 2012 reorganization, an Irish subsidiary, among other reasons, to transfer ownership of certain non-U.S. subsidiaries. Please revise to clarify what operations are conducted in Ireland and clarify whether your other foreign offices are primarily sales offices or if they conduct other operations.

In response to the Staff’s comment, the Company has revised its disclosures on pages 34, 55 and 56 to clarify what operations are conducted in Ireland and its other foreign offices.

2.	We note your responses to prior comments 10, 12, and 16 of our prior letter regarding your Tableau Online product under development. Please revise to clarify whether the development and implementation, including building the necessary infrastructure, of Tableau Online will be funded with your anticipated cash flows from operations or whether you will require offering proceeds.

In response to the Staff’s comment, the Company has revised its disclosures on pages 25 and 57 of the Amendment to clarify that it anticipates further investments in Tableau Online to be funded with cash currently on hand and/or cash flows from operations. As noted in its earlier response to the Staff, the Company has already made substantial investments in the development of Tableau Online, and does not at this time have any specific plans to use any proceeds from the offering for the further development and implementation of that product.

3.	Please clarify why you believe disclosure of revenue or similar measures for your major product categories, such as Tableau Desktop and Tableau Server, would not be useful and possibly confusing to investors, as described in your response to prior comment 13. It appears that the Tableau Server product is targeted to enterprises by providing “enterprise-class data management, scalability and security,” as described on page 90. Accordingly, the size of the Tableau Server business may provide insight as to your success in penetrating the enterprise market for business analytic software. However, from your current disclosure, it is unclear as to the size of your Tableau Server business and whether it represents a material amount of your revenue.

The Company advises the Staff that both the Tableau Desktop and Tableau Server products are designed to serve customers of all sizes, including large enterprises. The Company sells both products to, and both products are used widely by, customers of all sizes. Some enterprise customers, including many large enterprises, primarily use Tableau Desktop, while others primarily use Tableau Server or a combination of Tableau Desktop and Tableau Server.

U.S. Securities and Exchange Commission

April 19, 2013

Given the affordable nature of both Tableau Desktop and Tableau Server, many smaller customers also choose to use Tableau Desktop or a combination of Tableau Server and Tableau Desktop. Accordingly, the Company respectfully submits to the Staff that disclosure of Tableau Desktop and Tableau Server revenues separately would not provide insight as to the Company’s success in penetrating any particular market, and could potentially mislead investors.

Certain Key Financial Metrics, page 56

4.	Your response to prior comment 17 indicates you do not believe the conversion rate of free users into paid users is a key metric, in particular because “free trials do not require significant capital investments by the Company.” Please clarify whether the conversion rate of free users into paid users is a material metric used by management to evaluate your business and results of operations. We note, for example, the conversion rate of free users into paid users may be an indication of the effectiveness of your sales staff and the resources you devote to sales and marketing.

The Company advises the Staff that the conversion rate of free users into paid users is not a material metric used by management to evaluate the Company’s business and results of operations. Although the Company offers a free trial version of its product, the Company does not employ a “freemium” business model, in which a customer would be able to use a “light” version of its product and pay an additional fee for additional features. Instead, it offers a free trial version of its full product offering for a period of 14 days. As noted in its earlier response to the Staff, these free trials do not require significant capital expenditures by the Company, and the Company gains substantially more revenues as a result of direct sales efforts. Accordingly, the decision of a potential customer to purchase the Company’s products after the expiration of the free trial period is not viewed by management as a material metric for evaluating its business or results of operations.

Business, page 82

Intellectual Property, page 102

5.	Please revise your prospectus on page 93 to disclose the enforcement provisions related to your arrangements with Stanford University. Otherwise, please explain why you believe a description of Section 11 of your licensing agreement with Stanford is not material.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Amendment to disclose the enforcement provisions related to its arrangements with Stanford University.

U.S. Securities and Exchange Commission

April 19, 2013

6.	The second sentence in Section 11.1(c) of your licensing agreement filed as Exhibit 10.14, as amended as Exhibit 10.15, appears to be internally inconsistent. This sentence refers to Stanford’s decision not to join or institute a suit for infringement by notifying Tableau that it will join in enforcing the patent. Please reconcile this inconsistency and clarify the percentage of any recovery Tableau will receive if Stanford declines to join or institute any suits other than for standing purposes.

The Company acknowledges the scrivener’s error of omitting the word “not” in the fourth line of Section 11.1(c) of the Software License Agreement with Stanford University. However, the Company respectfully submits to the Staff that the context of the language in that section makes it clear that the parties intended that Stanford University would give notice in the event that it will not join in the enforcement of the patent. In addition, the Company respectfully submits to the Staff that, although the agreement with Stanford University does not expressly state the portion of a damages award to be retained by the Company if Stanford University declines to join or institute an enforcement action, the context is sufficiently clear that the Company would keep any damages or settlement amount after reimbursing Stanford University for its expenses.

Certain Relationships and Related Party Transactions, page 122

7.	We note your response to comment 35 of our prior letter indicating that you do not believe that your charitable donation to the Tableau Foundation is a related party transaction pursuant to Item 404(a) of Regulation S-K. Please confirm that the account advisor or persons with the authority to designate the beneficiaries or determine the amount of the distributions from the Tableau Foundation’s donor-advised fund are not related persons described in Item 404(a) of Regulation S-K.

The Company advises the Staff that the person with the authority to designate the beneficiaries of, and control the distributions from, the Tableau Foundation is The Seattle Foundation. None of the Company’s executive officers or directors are executive officers or members of the board of directors of The Seattle Foundation, and the Company is not otherwise affiliated with The Seattle Foundation. As noted in the Company’s earlier response to the Staff, the Tableau Foundation is a donor-advised fund operating within The Seattle Foundation. The Tableau Foundation is not a separate legal entity, but rather a fund owned and controlled by The Seattle Foundation, in which the donor, Tableau Software, Inc., has advisory privileges with respect to recommending distributions. These privileges are advisory only and are in no way binding upon The Seattle Foundation, which has sole control over the funds and disbursements. Although the Company has the ability to recommend the beneficiaries and distributions of the fund, the Company does not manage or control such funds or disbursements. The Company does not believe there are any related persons who had or will have a direct or indirect material interest in the Company’s donation to the Tableau Foundation, and accordingly, the Company respectfully submits that the donation does not fall within the definition of a transaction with related persons as described in Item 404(a) of Regulation S-K.

*    *    *

U.S. Securities and Exchange Commission

April 19, 2013

Please contact me at (858) 550-6049 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

Cooley LLP

cc:	Christian Chabot, Tableau Software, Inc.
Tom Walker, Tableau Software, Inc.
Keenan Conder, Tableau Software, Inc.
Jodie M. Bourdet, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Stephen Sommerville, PricewaterhouseCoopers LLP